Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

CNR Files Form 20-F and

Letter from the Chairman

NEW YORK—(MARKETWIRE) — July 11, 2011 — China Metro-Rural Holdings Limited (the “Company” or “CNR”) (NYSE Amex: CNR) today announced the filing of its 2011 annual report on Form 20-F for the fiscal year ended March 31, 2011 with the Securities and Exchange Commission (“SEC”) and the following letter from the Chairman:

Dear Shareholders,

Fiscal year 2011 represented a year of solid execution and growth in almost all aspects of the business of CNR. Given our financial performance, agricultural logistics market positioning and very good traction in key growth opportunities—including the expansion of our logistics platform to Dezhou City, Shandong Province, PRC, we believe that we have been uniquely developing CNR as one of the leading agricultural logistics platform developers and operators in China.

Our net profit attributable to the equity holders of the Company from continuing operation for the fiscal year ended March 31, 2011 was approximately HK$203 million, or approximately US$26 million, which represented a growth of more than 22 percent as compared with same period last year, while maintaining our commitment to offer one-stop solutions with price and performance advantages to customers, traders, farmers and partners. The balance between profitability and success may be one of our best accomplishments as a company and something that only a few Chinese companies have accomplished over the last several years.

Over the past year, investors started to see a light at the end of the tunnel as the US economy began to emerge from one of the worst financial crisis in history as well as the “Chinese Financial Shenanigans” simultaneously, regulators and market participants have sought to create additional protections for investors, while amplifying the call for transparency throughout Chinese stocks. Amid the active public discourse on the varied needs of investors and evolving regulatory environment at the SEC and PCAOBs, we consistently delivered solid operating results accompanied by a high standard of corporate governance. The overall strength of CNR’s performance was demonstrated, despite the challenging environment in China which included adoption of proactive fiscal and prudent monetary policies to cool down China’s economy; and the slow down of the economic growth in China.

CNR’s key customers, partners, employees, and shareholders remain at the center of our strategy. The results of fiscal year 2011 reflected our focus on the needs of our stakeholders even during a tough environment, during a time of slow recovery and growth in the United States. Our role as a trusted business partner is becoming increasingly important as our stakeholders not only focus on future investments that drive profitability, productivity, return on investment and cost savings in 2012, but also on the credibility from their business partners.

Our Financial Performance

I am pleased to report our financial performance for the fiscal year ended March 31, 2011. Like every preceding year, challenges come at a time when promising opportunities are also underway. While we have prepared and equipped ourselves to meet challenges from time to time, we have also strived to capture opportunities for growth and expansion in China. During the fiscal year ended March 31, 2011, our first Project – China Northeast Logistics City – Tieling located in Tieling City, Liaoning Province, PRC, which currently accounts for all of our revenue, grew at an impressive rate of over 72% as compared to the preceding year in terms of revenue. As for the net profit attributable to the equity holders of the Company from continuing operation, it grew at rate of close to 23% as compared with the preceding year. Our competitive advantages include our unparalleled locations in Northern China, as well as strong government support, low costs, and unique business model of our first project. Our second project, China Northeast Logistics City – Dezhou commenced planning and construction in June 2011. The competitive advantages in both projects should continue to fuel our growth for many years ahead.

Yours sincerely,

CHENG Chung Hing, Ricky

Chairman of the Board

China Metro-Rural Holdings Limited

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is one of the leading developers and operators of large scale, integrated agricultural logistics and trade centers in Northeast China that facilitate a relationship between sellers and buyers of agricultural commodities and small appliances, provide relevant physical platform and timely marketing information and intelligence, provide a transparent and competitive market price discovery mechanism and provide infrastructure to enhance the living standards of those from the rural area.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and our future results of operations or financial position, made in this press release are forward looking.

Words such as “continue”, “consider”, “probably”, “should”, “will”, “strive” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited — Investor Relations Department

Phone: (852) 2111 3815

E-mail: ir@chinametrorural.com